40 - 33

Branch
811-7758

AIM

INVESTMENTS

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

04041675

April 19, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, two copies of one pleading in *Laura Froemling custodian FBO Todd M. Froemling, et al. v. A I M Advisors, Inc., et al.* received on or about April 14, 2004.

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Froemling v AIM\Corr\L-041904SEC.doc
041904 (1) vxv

IN THE CIRCUIT COURT OF MADISON COUNTY
STATE OF ILLINOIS

Laura Froemling custodian FBO Todd M. Froemling, Todd M. Froemling, Richard Nelson and William Wilson,	)	
Plaintiffs,	)	
v.	)	Case No. 04 L 322
AIM Advisors, Inc. and AIM Distributors, Inc.,	)	
Defendants.	)	

CLASS ACTION COMPLAINT

Plaintiffs, on behalf of themselves and all others similarly situated, bring this action against AIM Advisors, Inc. and AIM Distributors, Inc. (the "Defendants") for breach of contract.

I. INTRODUCTION

1. Defendants provide stock selection, investment management and other services to Plaintiffs and others throughout Illinois and the country (the "Class") who hold shares in the Defendants' complex or family of mutual funds (the "Fund Complex"). As mutual fund investment advisors, Defendants owe the Plaintiffs and other holders of mutual fund shares duties arising out of their contracts with each shareholder, including the duty to adhere to industry standards, rules and

regulations, the duty of good faith and fair dealing and the duty to observe high standards of business ethics. Defendants have breached those duties by, among other things, recciving cxcessive investment advisory (and share distribution) fees from Plaintiffs and the Class.

II. PARTIES, JURISDICTION AND VENUE

2. Plaintiff Laura Froemling is a resident of Glen Carbon, Madison County, Illinois who contracted with Defendants to hold shares in the mutual funds set forth on Exhibit A (collectively with all funds identified on Exhibit B within the Fund Complex, the "Funds").

3. Plaintiff Todd M. Froemling is a resident of Glen Carbon, Madison County, Illinois who contracted with Defendants to hold shares in the mutual funds set forth on Exhibit A (collectively with all funds identified on Exhibit B within the Fund Complex, the "Funds").

4. Plaintiff Richard Nelson is a resident of Caseyville, St. Clair County, Illinois who contracted with Defendants to hold shares in the mutual funds set forth on Exhibit A (collectively with all funds identified on Exhibit B within the Fund Complex, the "Funds").

5. Plaintiff William Wilson is a resident of O'Fallon, St. Clair County, Illinois who contracted with Defendants to hold shares in the mutual funds set forth

on Exhibit A (collectively with all funds identified on Exhibit B within the Fund Complex, the "Funds").

6. The Funds were formed as long term investment vehicles for holders of their shares and were to be managed by the Defendants and are open–end mutual funds.

7. Solely during the period Plaintiffs and the Class members were holders of shares, the Plaintiffs suffered damages caused by Defendants' breaches of the agreements with Defendants. The Plaintiffs seek no relief in connection with the purchase or sale of any shares in any Fund (and specifically disclaims any attempt to obtain any such relief) but, rather, seek relief together with the Class solely as holders of Fund shares.

8. Defendant AIM Advisors, Inc. is a Delaware corporation with its principal place of business in Houston, Texas that conducts substantial business within Illinois, including offering shares in the Funds for sale in Illinois. It is registered as an investment adviser in Illinois and under the Investment Advisers Act of 1940 and is the investment adviser to the Funds.

9. Defendant AIM Distributors, Inc. is a Delaware corporation with its principal place of business in Houston, Texas. It is registered in Illinois as a broker/dealer and also serves as a principal underwriter for the Funds.

10. This Court has jurisdiction over the parties to this action.

11. Defendants conduct business in Madison County, Illinois and from outside of the state by, among other things, maintaining investor relations with clients and communicating regularly with those clients in this county, including by maintaining an interactive website. In addition, there are class members residing here and the activities complained of occurred, in whole or in part, in this county. Accordingly, venue is appropriate in this county.

III. GENERAL ALLEGATIONS

A. The Agreements

12. Plaintiffs and the Class members entered into standard forms of subscription and confirmation agreements with Defendants (the "Agreements") and became holders of the Funds' shares. The Agreements incorporated the rules of the self-regulatory organizations for the benefit of the Plaintiffs and the Class of holders of the Funds' shares. Plaintiffs do not have copies of these Agreements in their possession but Defendants are required to maintain copies of them during the life of the contractual relationship and for several years thereafter (see Plaintiffs' affidavits attached hereto in compliance with 735 ILCS Sec. 5/2-606).

13. The Agreements established the duties owed by Defendants to Plaintiffs and the Class during the period they held shares in the Funds and incorporated industry standards, rules and regulations, including the duty of good

faith and fair dealing and the duty to observe high standards of business ethics. Defendants have breached these duties and the Agreements.

14. The Plaintiffs and other members of the Class seek to recover damages, costs and attorneys' fees resulting from Defendants' breaches of the Agreements.

B. Economies of Scale

15. Significant economies of scale exist in the investment advisory industry, especially in the area of providing investment advisory services to clients such as the Funds. Economies of scale are created when assets under management increase more quickly than the cost of advising and managing those assets. At some point (a point exceeded by the Funds), the additional cost to advise each additional dollar in the Funds (whether added by a rise in the value of the Funds' securities or additional contributions by current or new shareholders) approaches zero.

16. These economies of scale exist at the individual fund level (including the Funds) and at the Fund Complex (or family of funds level, meaning all funds advised by the Defendants considered together). They also exist on a more comprehensive basis, encompassing the Defendants' entire scope of operations, including administrative expenses and advisory services provided to other institutional clients.

17. One simple example of economies of scale is when assets under management increase due purely to market forces. In that event, it is possible for the Defendants to service the additional assets at *zero* additional variable cost: there is no change in the securities held in the portfolios or the number of shareholders in the Funds. This growth has created enormous "free" economies of scale for the Funds, the benefits of which were wrongfully retained by the Defendants who incurred no additional costs in providing Portfolio Selection Services for the additional assets generated in the Funds by such market growth.

18. The benefits created by these and other economies of scale belong to the Funds and the Plaintiffs, not the Defendants or their affiliates.

C. <u>Defendants' Management Activities</u>

1. Portfolio Selection Services

19. Defendants manage the Funds and all funds within the Fund Complex. They receive substantial fees for these services that, in percentage terms, may at first look benign. However, in dollar terms, and in comparison to fees received by them for managing other virtually identical institutional portfolios, the fees received from the Funds are staggering and excessive.

20. The management fees received by Defendants are paid as a varying percentage of assets under management. The fees vary based on the amount of assets under management and should be reduced as the total amount of assets

under management increase. Known as "breakpoints," such a fee structure implicitly recognizes the existence of economies of scale.

21. Defendants' management activities include selecting and trading securities for the Funds to hold (the "Portfolio Selection Services") and providing administrative services. They receive a management fee from the Funds for these activities that is calculated as a percentage of total assets under management. That portion of the management fee that is for *only* Portfolio Selection Services shall be referred to as the "Portfolio Selection Fee."

22. Defendants (directly or through their affiliates) also provide Portfolio Selection Services to other institutional portfolios. The contracts for those services confirm the excessive nature of the fees received by Defendants from the Funds. The Portfolio Selection Services that Defendants provide to the Funds are identical to the portfolio selection services they provide to other institutional clients. However, unlike the advisory contracts between Defendants and the Funds, the contracts that Defendants negotiate with other institutional clients are the product of arms' length negotiations that provide for dramatically lower fees.

23. The fees received by Defendants from the Class for the very same Portfolio Selection Services are several times larger on a percentage basis (and even larger in total dollars) than the fees received from the other institutional clients for the same services, even though the portfolios of other institutional

clients are much smaller and do not offer the same economies of scale as the Funds. The much higher Portfolio Selection Fees that Defendants receive from the Funds breach the duties owed by them to Plaintiffs and the Class pursuant to the Agreements.

24. The retention by Defendants of these and other benefits resulting from economies of scale (benefits that are owned by, and should have been paid to, the Funds), including excessive Portfolio Selection and Promotional Distribution Fees, *infra*, violates the Agreements.

2. The Funds' Promotional Distribution Fees

25. "12b-1" Distribution Fees are named for the SEC rule that allows and regulates their payment, 17 C.F.R. § 270.12b-1. Rule 12b-1 permits a fund to market and sell its shares with Plaintiffs' and other shareholders' funds ("Distribution Fees") out of fund assets *only* in strict compliance with the rule (in the Agreements, the Defendants agreed not to violate this rule).

26. A large portion of Distribution Fees received by Defendants is properly payable *only* if the Plaintiffs and other holders of Fund shares benefit from economies of scale through reduced advisory fees. These fees (the challenged portion of total Distribution Fees) shall be referred to as "Promotional Distribution Fees."

27. In violation of the Agreements and the rule, Defendants have extracted additional compensation for their retail advisory services by causing Plaintiffs and other shareholders to pay Defendants' marketing expenses to retain and acquire new shareholders so that these shareholders will pay additional advisory fees that benefit Defendants rather than the Plaintiffs and the Class.

28. Although assets held by the Funds have indeed increased significantly over time, Defendants have failed to share the resulting economies of scale with Plaintiffs or other shareholders of the Funds. Instead, as assets increased, Defendants simply continued to receive from the Funds ever greater Promotional Distribution Fees, fees paid by Plaintiffs and the Class and received by Defendants in violation of their duties under the Agreements; those fees should now be returned to Plaintiffs and the Class.

3. Other Benefits Wrongfully Deprived from the Class

29. Defendants also improperly benefit from "fallout benefits" attributable to the Class. These benefits are above and beyond those received through Portfolio Selection Fees, Promotional Distribution Fees and other fees.

30. One profitable fallout benefit received and retained by Defendants is "soft dollar" payments. Essentially, "soft dollars" are credits from broker/dealers and other securities industry firms in exchange for Defendants' routing securities transaction orders and other business to the broker/dealers.

31. In breach of the Agreements, Defendants direct the payment of excessive commissions to securities broker/dealers to execute trades for the Funds in exchange for which they receive and retain soft dollars (a form of rebate or kickback). These soft dollars are paid for by the Plaintiffs and the Class as holders of shares in the Funds yet they benefit only Defendants.

32. Soft dollar and other benefits belong to Plaintiffs and the Class yet have been wrongfully retained by Defendants in violation of the Agreements.

CLASS ACTION ALLEGATIONS

33. Plaintiffs bring this class action pursuant to 735 ILCS 5/2-801 individually and on behalf of all persons similarly situated within the Fund Complex. As shareholders in Funds within the Fund Complex, Plaintiffs and other holders paid distribution, advisory, and other fees to Defendants for common distribution, advisory, and other purported services. Plaintiffs seek certification of the following class (the "Class"):

> All persons holding shares in mutual funds within Defendants' Fund Complex (as set forth on Exhibit B) within the last 10 years (the "Class Period") who were damaged as holders of those shares by Defendants' breaches of the Agreements.

34. The Class is so numerous that joinder of all its members is impracticable. Upon information and belief, the potential Class includes hundreds of thousands of shareholders.

35. Questions of law or fact are common to the Class and predominate over questions affecting any individual Class member. The common questions include, *inter alia*, the following:

a) Did Defendants enter into standard forms of Agreements with the Plaintiffs and Class members;

b) Did the Agreements create duties owed by Defendants to Plaintiffs and the Class;

c) Did Defendants breach the Agreements;

d) Did Plaintiffs and the Class members suffer damages while holding shares of the Funds as a result of Defendants' breaches; and

e) What is the proper measure of those damages?

36. Plaintiffs will fairly and adequately protect the interests of the Class and has retained counsel competent and experienced in class action litigation of this nature.

37. All conditions precedent have been performed or have occurred and Plaintiffs have fulfilled all of their contractual obligations.

38. A class action is an appropriate method for the fair and efficient adjudication of the claims asserted herein.

COUNT I
Breach of Contract

39. Plaintiffs incorporate by reference the above allegations as if fully set forth herein.

40. The Agreements entered into between the Defendants and their customers, the Plaintiffs and the Class members, are valid and enforceable contracts.

41. All conditions precedent have been performed or have occurred and Plaintiffs and the Class members have fulfilled all of their contractual obligations.

42. Defendants have breached the Agreements with Plaintiffs and the Class and the duties imposed thereunder, including the duties of good faith and fair dealing and the duty to observe high standards of business ethics.

43. The Plaintiffs and the Class have been damaged as a result of Defendants' breaches and are entitled to recover damages together with pre–and post–judgment interest and costs.

WHEREFORE, Plaintiffs request judgment against Defendants, jointly and severally (in an amount not to exceed $75,000 per Class member), as follows:

a. Certifying this action as a class action and appointing Plaintiffs as the class representative and their counsel as class counsel;

b. Awarding damages against the Defendants including (but not limited to) (a) all fees and compensation received by the Defendants and their affiliates in violation of the Agreements, including all Portfolio Selection Fees and all Promotional Distribution Fees, (b) all other or further benefits resulting from the economies of scale created by the Class but wrongfully retained by the Defendants, and (c) all other damages caused by Defendants' breaches of the Agreements for all periods not precluded by any applicable statutes of limitation and continuing through the trial of this case;

c. Awarding interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law;

d. Awarding prospective relief in the form of reduced Portfolio Selection Fees and Promotional Distribution Fees in the future based not simply upon a percentage of assets formula, but also based upon the reasonableness of those fees in absolute dollar terms when considering the assets of the Class under management by Defendants; and

e. Such other and further relief as may be proper and just.

Dated: April 6, 2004

KOREIN TILLERY, LLC

Steven A. Katz - 06204543
Douglas R. Sprong - 6202898
Diane Moore Heitman – 06273475
Gateway One on the Mall
701 Market Street, Ste. 300
St. Louis, MO 63101
314-241-4844
314-588-7036 (facsimile)

George A. Zelcs - 3123738
Three First National Plaza
70 West Madison Street
Suite 660
Chicago, IL 60602
312-641-9750
312-641-9751 (facsimile)

Of counsel:
Andrew Friedman
Frank Balint
BONNETT, FAIRBOURN,
FRIEDMAN & BALINT, P.C.
2901 N. Central Avenue
Suite 1000
Phoenix, AZ 85012
602-274-1100
602-274-1199 (facsimile)

Attorneys for Plaintiffs

Exhibit A

AIM Blue Chip
AIM Constellation
AIM Premier Equity

AIM Funds

AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Growth Fund
AIM Global Health Care Fund
AIM Global Trends Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Money Market Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Exempt Cash Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

This list is intended to include all funds advised by the Defendants and their affiliates during the Class Period. Because of name changes, mergers and other events, it is possible that the Plaintiffs have not identified all relevant funds. In that event, Defendants and their affiliates are on notice that the claims asserted against them on behalf of the Class extend to all funds advised by them during the Class Period.

EXHIBIT B

IN THE CIRCUIT COURT OF MADISON COUNTY
STATE OF ILLINOIS

Laura Froemling custodian FBO Todd M. Froemling, Todd M. Froemling, Richard Nelson and William Wilson,	)	
Plaintiffs,	)	
v.	)	Case No. 04 L 322
AIM Advisors, Inc. and AIM Distributors, Inc.,	)	
Defendants.	)	

CLASS ACTION COMPLAINT

Plaintiffs, on behalf of themselves and all others similarly situated, bring this action against AIM Advisors, Inc. and AIM Distributors, Inc. (the "Defendants") for breach of contract.

I. INTRODUCTION

1. Defendants provide stock selection, investment management and other services to Plaintiffs and others throughout Illinois and the country (the "Class") who hold shares in the Defendants' complex or family of mutual funds (the "Fund Complex"). As mutual fund investment advisors, Defendants owe the Plaintiffs and other holders of mutual fund shares duties arising out of their contracts with each shareholder, including the duty to adhere to industry standards, rules and

regulations, the duty of good faith and fair dealing and the duty to observe high standards of business ethics. Defendants have breached those duties by, among other things, receiving excessive investment advisory (and share distribution) fees from Plaintiffs and the Class.

II. PARTIES, JURISDICTION AND VENUE

2. Plaintiff Laura Froemling is a resident of Glen Carbon, Madison County, Illinois who contracted with Defendants to hold shares in the mutual funds set forth on Exhibit A (collectively with all funds identified on Exhibit B within the Fund Complex, the "Funds").

3. Plaintiff Todd M. Froemling is a resident of Glen Carbon, Madison County, Illinois who contracted with Defendants to hold shares in the mutual funds set forth on Exhibit A (collectively with all funds identified on Exhibit B within the Fund Complex, the "Funds").

4. Plaintiff Richard Nelson is a resident of Caseyville, St. Clair County, Illinois who contracted with Defendants to hold shares in the mutual funds set forth on Exhibit A (collectively with all funds identified on Exhibit B within the Fund Complex, the "Funds").

5. Plaintiff William Wilson is a resident of O'Fallon, St. Clair County, Illinois who contracted with Defendants to hold shares in the mutual funds set forth

on Exhibit A (collectively with all funds identified on Exhibit B within the Fund Complex, the "Funds").

6. The Funds were formed as long term investment vehicles for holders of their shares and were to be managed by the Defendants and are open–end mutual funds.

7. Solely during the period Plaintiffs and the Class members were holders of shares, the Plaintiffs suffered damages caused by Defendants' breaches of the agreements with Defendants. The Plaintiffs seek no relief in connection with the purchase or sale of any shares in any Fund (and specifically disclaims any attempt to obtain any such relief) but, rather, seek relief together with the Class solely as holders of Fund shares.

8. Defendant AIM Advisors, Inc. is a Delaware corporation with its principal place of business in Houston, Texas that conducts substantial business within Illinois, including offering shares in the Funds for sale in Illinois. It is registered as an investment adviser in Illinois and under the Investment Advisers Act of 1940 and is the investment adviser to the Funds.

9. Defendant AIM Distributors, Inc. is a Delaware corporation with its principal place of business in Houston, Texas. It is registered in Illinois as a broker/dealer and also serves as a principal underwriter for the Funds.

10. This Court has jurisdiction over the parties to this action.

11. Defendants conduct business in Madison County, Illinois and from outside of the state by, among other things, maintaining investor relations with clients and communicating regularly with those clients in this county, including by maintaining an interactive website. In addition, there are class members residing here and the activities complained of occurred, in whole or in part, in this county. Accordingly, venue is appropriate in this county.

III. GENERAL ALLEGATIONS

A. The Agreements

12. Plaintiffs and the Class members entered into standard forms of subscription and confirmation agreements with Defendants (the "Agreements") and became holders of the Funds' shares. The Agreements incorporated the rules of the self-regulatory organizations for the benefit of the Plaintiffs and the Class of holders of the Funds' shares. Plaintiffs do not have copies of these Agreements in their possession but Defendants are required to maintain copies of them during the life of the contractual relationship and for several years thereafter (see Plaintiffs' affidavits attached hereto in compliance with 735 ILCS Sec. 5/2-606).

13. The Agreements established the duties owed by Defendants to Plaintiffs and the Class during the period they held shares in the Funds and incorporated industry standards, rules and regulations, including the duty of good

faith and fair dealing and the duty to observe high standards of business ethics. Defendants have breached these duties and the Agreements.

14. The Plaintiffs and other members of the Class seek to recover damages, costs and attorneys' fees resulting from Defendants' breaches of the Agreements.

B. Economies of Scale

15. Significant economies of scale exist in the investment advisory industry, especially in the area of providing investment advisory services to clients such as the Funds. Economies of scale are created when assets under management increase more quickly than the cost of advising and managing those assets. At some point (a point exceeded by the Funds), the additional cost to advise each additional dollar in the Funds (whether added by a rise in the value of the Funds' securities or additional contributions by current or new shareholders) approaches zero.

16. These economies of scale exist at the individual fund level (including the Funds) and at the Fund Complex (or family of funds level, meaning all funds advised by the Defendants considered together). They also exist on a more comprehensive basis, encompassing the Defendants' entire scope of operations, including administrative expenses and advisory services provided to other institutional clients.

17. One simple example of economies of scale is when assets under management increase due purely to market forces. In that event, it is possible for the Defendants to service the additional assets at *zero* additional variable cost: there is no change in the securities held in the portfolios or the number of shareholders in the Funds. This growth has created enormous "free" economies of scale for the Funds, the benefits of which were wrongfully retained by the Defendants who incurred no additional costs in providing Portfolio Selection Services for the additional assets generated in the Funds by such market growth.

18. The benefits created by these and other economies of scale belong to the Funds and the Plaintiffs, not the Defendants or their affiliates.

C. Defendants' Management Activities

1. Portfolio Selection Services

19. Defendants manage the Funds and all funds within the Fund Complex. They receive substantial fees for these services that, in percentage terms, may at first look benign. However, in dollar terms, and in comparison to fees received by them for managing other virtually identical institutional portfolios, the fees received from the Funds are staggering and excessive.

20. The management fees received by Defendants are paid as a varying percentage of assets under management. The fees vary based on the amount of assets under management and should be reduced as the total amount of assets

under management increase. Known as "breakpoints," such a fee structure implicitly recognizes the existence of economies of scale.

21. Defendants' management activities include selecting and trading securities for the Funds to hold (the "Portfolio Selection Services") and providing administrative services. They receive a management fee from the Funds for these activities that is calculated as a percentage of total assets under management. That portion of the management fee that is for *only* Portfolio Selection Services shall be referred to as the "Portfolio Selection Fee."

22. Defendants (directly or through their affiliates) also provide Portfolio Selection Services to other institutional portfolios. The contracts for those services confirm the excessive nature of the fees received by Defendants from the Funds. The Portfolio Selection Services that Defendants provide to the Funds are identical to the portfolio selection services they provide to other institutional clients. However, unlike the advisory contracts between Defendants and the Funds, the contracts that Defendants negotiate with other institutional clients are the product of arms' length negotiations that provide for dramatically lower fees.

23. The fees received by Defendants from the Class for the very same Portfolio Selection Services are several times larger on a percentage basis (and even larger in total dollars) than the fees received from the other institutional clients for the same services, even though the portfolios of other institutional

clients are much smaller and do not offer the same economies of scale as the Funds. The much higher Portfolio Selection Fees that Defendants receive from the Funds breach the duties owed by them to Plaintiffs and the Class pursuant to the Agreements.

24. The retention by Defendants of these and other benefits resulting from economies of scale (benefits that are owned by, and should have been paid to, the Funds), including excessive Portfolio Selection and Promotional Distribution Fees, *infra*, violates the Agreements.

2. The Funds' Promotional Distribution Fees

25. "12b-1" Distribution Fees are named for the SEC rule that allows and regulates their payment, 17 C.F.R. § 270.12b-1. Rule 12b-1 permits a fund to market and sell its shares with Plaintiffs' and other shareholders' funds ("Distribution Fees") out of fund assets *only* in strict compliance with the rule (in the Agreements, the Defendants agreed not to violate this rule).

26. A large portion of Distribution Fees received by Defendants is properly payable *only* if the Plaintiffs and other holders of Fund shares benefit from economies of scale through reduced advisory fees. These fees (the challenged portion of total Distribution Fees) shall be referred to as "Promotional Distribution Fees."

27. In violation of the Agreements and the rule, Defendants have extracted additional compensation for their retail advisory services by causing Plaintiffs and other shareholders to pay Defendants' marketing expenses to retain and acquire new shareholders so that these shareholders will pay additional advisory fees that benefit Defendants rather than the Plaintiffs and the Class.

28. Although assets held by the Funds have indeed increased significantly over time, Defendants have failed to share the resulting economies of scale with Plaintiffs or other shareholders of the Funds. Instead, as assets increased, Defendants simply continued to receive from the Funds ever greater Promotional Distribution Fees, fees paid by Plaintiffs and the Class and received by Defendants in violation of their duties under the Agreements; those fees should now be returned to Plaintiffs and the Class.

3. Other Benefits Wrongfully Deprived from the Class

29. Defendants also improperly benefit from "fallout benefits" attributable to the Class. These benefits are above and beyond those received through Portfolio Selection Fees, Promotional Distribution Fees and other fees.

30. One profitable fallout benefit received and retained by Defendants is "soft dollar" payments. Essentially, "soft dollars" are credits from broker/dealers and other securities industry firms in exchange for Defendants' routing securities transaction orders and other business to the broker/dealers.

31. In breach of the Agreements, Defendants direct the payment of excessive commissions to securities broker/dealers to execute trades for the Funds in exchange for which they receive and retain soft dollars (a form of rebate or kickback). These soft dollars are paid for by the Plaintiffs and the Class as holders of shares in the Funds yet they benefit only Defendants.

32. Soft dollar and other benefits belong to Plaintiffs and the Class yet have been wrongfully retained by Defendants in violation of the Agreements.

CLASS ACTION ALLEGATIONS

33. Plaintiffs bring this class action pursuant to 735 ILCS 5/2-801 individually and on behalf of all persons similarly situated within the Fund Complex. As shareholders in Funds within the Fund Complex, Plaintiffs and other holders paid distribution, advisory, and other fees to Defendants for common distribution, advisory, and other purported services. Plaintiffs seek certification of the following class (the "Class"):

> All persons holding shares in mutual funds within Defendants' Fund Complex (as set forth on Exhibit B) within the last 10 years (the "Class Period") who were damaged as holders of those shares by Defendants' breaches of the Agreements.

34. The Class is so numerous that joinder of all its members is impracticable. Upon information and belief, the potential Class includes hundreds of thousands of shareholders.

35. Questions of law or fact are common to the Class and predominate over questions affecting any individual Class member. The common questions include, *inter alia*, the following:

a) Did Defendants enter into standard forms of Agreements with the Plaintiffs and Class members;

b) Did the Agreements create duties owed by Defendants to Plaintiffs and the Class;

c) Did Defendants breach the Agreements;

d) Did Plaintiffs and the Class members suffer damages while holding shares of the Funds as a result of Defendants' breaches; and

e) What is the proper measure of those damages?

36. Plaintiffs will fairly and adequately protect the interests of the Class and has retained counsel competent and experienced in class action litigation of this nature.

37. All conditions precedent have been performed or have occurred and Plaintiffs have fulfilled all of their contractual obligations.

38. A class action is an appropriate method for the fair and efficient adjudication of the claims asserted herein.

COUNT I
Breach of Contract

39. Plaintiffs incorporate by reference the above allegations as if fully set forth herein.

40. The Agreements entered into between the Defendants and their customers, the Plaintiffs and the Class members, are valid and enforceable contracts.

41. All conditions precedent have been performed or have occurred and Plaintiffs and the Class members have fulfilled all of their contractual obligations.

42. Defendants have breached the Agreements with Plaintiffs and the Class and the duties imposed thereunder, including the duties of good faith and fair dealing and the duty to observe high standards of business ethics.

43. The Plaintiffs and the Class have been damaged as a result of Defendants' breaches and are entitled to recover damages together with pre–and post–judgment interest and costs.

WHEREFORE, Plaintiffs request judgment against Defendants, jointly and severally (in an amount not to exceed $75,000 per Class member), as follows:

a. Certifying this action as a class action and appointing Plaintiffs as the class representative and their counsel as class counsel;

b. Awarding damages against the Defendants including (but not limited to) (a) all fees and compensation received by the Defendants and their affiliates in violation of the Agreements, including all Portfolio Selection Fees and all Promotional Distribution Fees, (b) all other or further benefits resulting from the economies of scale created by the Class but wrongfully retained by the Defendants, and (c) all other damages caused by Defendants' breaches of the Agreements for all periods not precluded by any applicable statutes of limitation and continuing through the trial of this case;

c. Awarding interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law;

d. Awarding prospective relief in the form of reduced Portfolio Selection Fees and Promotional Distribution Fees in the future based not simply upon a percentage of assets formula, but also based upon the reasonableness of those fees in absolute dollar terms when considering the assets of the Class under management by Defendants; and

e. Such other and further relief as may be proper and just.

Dated: April 6, 2004

KOREIN TILLERY, LLC

Steven A. Katz - 06204543
Douglas R. Sprong - 6202898
Diane Moore Heitman – 06273475
Gateway One on the Mall
701 Market Street, Ste. 300
St. Louis, MO 63101
314-241-4844
314-588-7036 (facsimile)

George A. Zelcs - 3123738
Three First National Plaza
70 West Madison Street
Suite 660
Chicago, IL 60602
312-641-9750
312-641-9751 (facsimile)

Of counsel:
Andrew Friedman
Frank Balint
BONNETT, FAIRBOURN,
FRIEDMAN & BALINT, P.C.
2901 N. Central Avenue
Suite 1000
Phoenix, AZ 85012
602-274-1100
602-274-1199 (facsimile)

Attorneys for Plaintiffs

Exhibit A

AIM Blue Chip
AIM Constellation
AIM Premier Equity

EXHIBIT
A

AIM Funds

AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Growth Fund
AIM Global Health Care Fund
AIM Global Trends Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Money Market Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Exempt Cash Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

This list is intended to include all funds advised by the Defendants and their affiliates during the Class Period. Because of name changes, mergers and other events, it is possible that the Plaintiffs have not identified all relevant funds. In that event, Defendants and their affiliates are on notice that the claims asserted against them on behalf of the Class extend to all funds advised by them during the Class Period.

EXHIBIT
B